FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 1, 2005

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled “ABN AMRO to acquire additional 3.86% in Banco ABN AMRO Real from Banca Intesa”, dated June 16, 2005.
2.	Press release entitled “ABN AMRO changes internal structure in the Netherlands”, dated June 21, 2005.
3.	Press release entitled “ABN AMRO Asset Management completes sale of ABN AMRO Trust and Management Service Companies to Equity Trust”, dated June 30, 2005.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: July 1, 2005	By:	/s/ R.W.J. Groenink

		Name:	R.W.J. Groenink
		Title:	Chairman of the Managing Board

	By:	/s/ R.P. Bruens

		Name:	R.P. Bruens
		Title:	Head of Investor Relations

Item 1

Amsterdam/Milan, 16 June 2005

ABN AMRO to acquire additional 3.86% in Banco ABN AMRO Real from Banca Intesa

ABN AMRO and Banca Intesa announce today that Banca Intesa has exercised its right to sell to ABN AMRO one third of its existing 11.58% holding in the capital of Banco ABN AMRO Real. ABN AMRO will issue on June 20 2005 10,278,482 new shares to Banca Intesa to pay for the Banco ABN AMRO Real shares.

Banca Intesa had obtained its holding in Banco ABN AMRO Real in 2003 as partial consideration for the sale of its 94.57% stake in Banco Sudameris Brasil to Banco ABN AMRO Real. In relation to that transaction, Banca Intesa had obtained the right to sell one third of its position in Banco ABN AMRO Real to ABN AMRO in June 2005. Banca Intesa has the right to sell a further one third of its holding in June 2006 and the remainder of its holding in June 2007. ABN AMRO retains the right to call Banca Intesa’s shares in Banco ABN AMRO Real at any time. In all cases, ABN AMRO has the option to pay Banca Intesa either in cash or shares.

The value of the Banco ABN AMRO Real shares is based on a price to book value of 1.82x, as agreed at the time of the Banco Sudameris transaction in 2003.

Banca Intesa will include these newly-issued shares as financial assets held for trading.

ABN AMRO press contacts:
 +31 20 6288900

Banca Intesa press contacts:
 39 02 8796.3531

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty

Item 2

Amsterdam, 21 June 2005

ABN AMRO changes internal structure in the Netherlands

ABN AMRO Netherlands will improve its internal organisational structure effective from 1 January 2006. In the new structure the bank expects to be able to provide a better service to its clients. The new organisation will have two value centres: one for consumer clients and the other for commercial clients. At present SMEs and corporate clients are served by different parts of the bank. The same goes for the retail clients and Preferred Banking clients. The restructuring operation will not result in job losses, but some 200 of the total of 3,000 managerial staff will be moved to different jobs.

The new structure is intended to provide the capacity to meet the clients’ need for high-quality advice close to home. As a consequence of the new organisation more banking staff will be available in each district. In addition, each district will have a director for commercial clients and a director for consumer clients. These measures to strengthen the advisory capacity of the bank are in addition to the recruitment of 150 financial consultants and 100 branch staff announced earlier.

Following this internal restructuring ABN AMRO will be even better placed to realise its aspiration of becoming the primary bank for all its clients.

Media contacts:
Telephone: +31 20 6288900

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty

Item 3

Amsterdam, 30 June 2005

ABN AMRO Asset Management completes sale of ABN AMRO Trust and Management Service Companies to Equity Trust

ABN AMRO Asset Management and Equity Trust today completed the sale of ABN AMRO Trust and Management Service Companies to Equity Trust. The agreement for the sale and purchase was previously announced on 15 October 2004. This sale is in line with ABN AMRO Asset Management’s strategy to concentrate on its core activities.

The transaction has been approved by the regulatory authorities and is effective as of today. ABN AMRO Asset Management has carefully selected Equity Trust as purchaser based on Equity Trust’s reputation in the trust sector, produce expertise and broad service level. Equity Trust will take on most of ABN AMRO Trust staff. Equity Trust will now integrate ABN AMRO's trust activities into its existing operations to achieve the full benefits of the partnership.

Press enquiries: + 31 20 628 8900

About ABN AMRO Trust
With a staff of over 360, ABN AMRO Trust specialises in management, administration and fiduciary services for a broad, international client base and has offices, among others, in Hong Kong, Luxembourg, the Netherlands, Switzerland, Jersey and Curacao.

About Equity Trust
Equity Trust is the world's leading independent trust and fiduciary services group supporting high net worth individuals, corporations and intermediaries all over the world. It was established in 1970 as an affiliate of a Dutch law firm and has pioneered the role of the modern trust company in the Netherlands. Since its formation, Equity Trust has grown rapidly – both organically and through acquisitions -creating a truly global independent trust provider. Equity Trust operates in 17 select jurisdictions: Bermuda, British Virgin Islands, Curacao, Guernsey, Hong Kong, Jersey, Labuan, Luxembourg, Malaysia, Mauritius, the Netherlands, New Zealand, Samoa, Singapore, Switzerland, Taiwan and the United Kingdom. It offers a broad range of trust and fiduciary services including trustee services, corporate management services, structuring services, investor support services, fund services and employee benefit services

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty